United States

Securities and exchange commission
washington, d.c. 20549

FORM 6-K

report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 of
the securities exchange act of 1934

For the month of April 2026

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ✓  Form 40-F ___

Index

Item              Description of Items

1.	Remote Voting Form
2.	Annual Shareholders' Meeting Call Notice and Management Proposal, dated March 31, 2026
3.	Notice to Shareholders – Declaration of Interest on Equity, dated March 19, 2026
4.	Notice to the Market – Completion of the acquisition of a 51% stake in Hidrelétrica Pipoca S.A., dated March 25, 2026
5.	Notice to the Market – Clarifications on Official Letter 121/2026/CVM/SEP/GEA-1, dated March 25, 2026
6.	Notice to the Market – Clarifications regarding CVM/B3 inquires related to the ASM, dated April 7, 2026
7.	Notice to the Market – Liquidation of the 15th Issue Debentures of Cemig D, dated April 10, 2026
8.	Notice to the Market – Cemig Files 2025 Form 20-F, dated April 17, 2026

Forward-Looking Statements

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

By: /s/ Andrea Marques de Almeida . Name: Andrea Marques de Almeida

Title: Vice President of Finance and Investor Relations

Date: April 24, 2026

1.	Remote Voting Form

Last updated: 03/31/2026

REMOTE VOTING FORM

ASM - CIA ENERGETICA DE MINAS GERAIS - CEMIG of 04/30/2026

Shareholder’s Name
Shareholder’s Corporate (CNPJ) or Individual (CPF) Taxpayer’s ID
Email Address

Form-filling instructions

This Remote Voting Form (“RVF”) refers to the Annual Shareholders’ Meeting of Companhia Energética de Minas Gerais – CEMIG to be held on April 30, 2026, at 10:00 a.m. It must be completed if the shareholder chooses to exercise their voting rights remotely, pursuant to CVM Resolution 81/2022 and the sole paragraph of Article 121 of Law 6,404/1976. If the shareholder chooses to exercise their right to vote remotely, they must complete all fields in this document. For the RVF to be considered valid, and the votes cast therein recorded, all the pages must be initialed by the shareholder (or by his/her legal representative, as applicable), who must also sign the document at the end. This RVF must be submitted directly to the Company, or through service providers (pursuant to article 27 of CVM Resolution 081/2022), within up to four days before the date of the holding of the Meeting.

Submission instructions, indicating the option to send the form directly to the Company or to send filing instructions to the bookkeeping agent or custodian agent

Shareholders may opt to exercise their right to vote through the remote voting system, pursuant to CVM Resolution 081/2022, by sending the corresponding Remote Voting Form through their respective custodian, or bookkeeping bank (Itaú Corretora de Valores S.A.), the central depository where the shares are deposited, or by sending it directly to the Company. In accordance with CVM Resolution 81/2022, the shareholder must submit the voting instructions outlined in this form at least 4 days before the Meeting. Shareholders who choose to exercise their voting rights remotely through their custodian agent must submit their voting instructions in accordance with the rules established by the sub-custodian, which will forward such voting instructions to the Central Depository of B3 S.A. – Brasil, Bolsa, Balcão. To this end, shareholders should contact their respective custodian agents to verify the applicable procedures. Shareholders who choose to exercise their voting rights remotely through the central depository may submit their vote directly through the electronic system made available by B3, in the Investor Area (available at https://www.investidor.b3.com.br/), under the “Services” section, by selecting “Assembleias em Aberto”.

Mailing and electronic addresses for submission of the remote voting form, in case the shareholder chooses to deliver the document directly to the Company / Instructions regarding the electronic system for participation in the meeting, if such form of participation is permitted.

Shareholders who choose to exercise their voting rights by submitting the Remote Voting Form directly to the Company must do so as follows: Send to the Investor Relations Department at Avenida Barbacena, 1200, Santo Agostinho – Belo Horizonte, Minas Gerais, CEP 30190-131: (i) a physical copy of this form duly completed, signed, and initialed on all pages; (ii) copies of the following documents: (a) for individuals: a valid photo identification document and individual taxpayer’s ID (CPF) number; and, if represented by proxy (granted less than one (1) year before the date of the Meeting), a notarized power of attorney and the proxy’s identification document. (b) for legal entities: the latest consolidated articles of incorporation or bylaws and corporate documents evidencing the shareholder’s legal representation; the corporate taxpayer’s ID (CNPJ); and a valid photo identification document of the legal representative. (c) for investment funds: the latest consolidated fund regulations, including the corporate taxpayer’s ID (CNPJ); the articles of incorporation or bylaws of its administrator or manager, as applicable, in accordance with the fund’s voting policy, together with corporate documents evidencing representation powers; and a valid photo identification document of the legal representative. The Remote Voting Form and supporting documents must be submitted to the Company no later than four days before the date of the Meeting. To avoid potential delays in the delivery of the documentation, it may also be sent to the following email address: ri@cemig.com.br.

Indication of the institution hired by the Company to provide bookkeeping services for its securities, including name, postal and email address, telephone number, and contact person

Itaú Corretora de Valores S.A. Avenida Brigadeiro Faria Lima, 3,500, 3º andar, São Paulo, SP Phone: +55 (11) 3003-9285 (capitals and metropolitan areas) Phone: +55 (11) 0800 720 9285 (other locations) Service hours: 9:00 a.m. to 6:00 p.m. on business days.

Resolutions / Matters related to the ASM

REMOTE VOTING FORM ASM - CIA ENERGETICA DE MINAS GERAIS - CEMIG of 04/30/2026

[Assets eligible for this resolution: CMIG3]

1. Review of the Management accounts and approval of the Management Report and the Financial Statements for the fiscal year ended December 31, 2025, accompanied by the respective supporting documents;

[ ] Approve [ ] Reject [ ] Abstain

[Assets eligible for this resolution: CMIG3] 2. Approval of the allocation of the net income for fiscal year 2025 and the Company’s capital budget; [ ] Approve [ ] Reject [ ] Abstain

[Assets eligible for this resolution: CMIG3]

3. Do you wish to request the separate election of a member of the Board of Directors, pursuant to item I of paragraph 4 of Article 141 of Law 6,404/1976? (This field may only be completed by shareholders who have held, without interruption, the shares with which they are voting during the 3 (three) months immediately preceding the date of the Shareholders’ Meeting. If the shareholder selects “No” or “Abstain,” their shares will not be counted for purposes of requesting the separate election of a member of the Board of Directors).

[ ] Yes [ ] No [ ] Abstain

[Assets eligible for this resolution: CMIG4]

4. Do you wish to request the separate election of a member of the Board of Directors, pursuant to item II of paragraph 4 of Article 141 of Law 6,404/1976? (This field may only be completed by shareholders who have held, without interruption, the shares with which they are voting during the 3 (three) months immediately preceding the date of the Shareholders’ Meeting. If the shareholder selects “No” or “Abstain,” their shares will not be counted for purposes of requesting the separate election of a member of the Board of Directors).

[ ] Yes [ ] No [ ] Abstain

[Assets eligible for this resolution: CMIG3]

5. Do you wish to request the adoption of cumulative voting for the election of the Board of Directors, pursuant to Article 141 of Law 6,404/1976? (If the shareholder selects “No” or “Abstain,” their shares will not be counted for purposes of requesting cumulative voting.)

[ ] Yes [ ] No [ ] Abstain

REMOTE VOTING FORM ASM - CIA ENERGETICA DE MINAS GERAIS - CEMIG of 04/30/2026

[Assets eligible for this resolution: CMIG3]

Election of the Board of Directors by candidate - Maximum number of seats to be filled: 7

6.   Nomination of candidates to the Board of Directors (the shareholder may nominate as many candidates as the number of seats to be filled in the general election. The selections made in this field will be disregarded if the shareholder holding shares with voting rights has also completed the fields for the separate election of a member to the Board of Directors, provided that such separate election is held)

Afonso Henriques Moreira Santos (majority shareholder nominee)

[ ] Approve [ ] Reject [ ] Abstain

Márcio Pereira Zimmermann (majority shareholder nominee)

[ ] Approve [ ] Reject [ ] Abstain

Marcus Leonardo Silberman (majority shareholder nominee)

[ ] Approve [ ] Reject [ ] Abstain

Maria do Socorro Gama da Silva (majority shareholder nominee)

[ ] Approve [ ] Reject [ ] Abstain

Valéria Pires Amoroso Lima (majority shareholder nominee)

[ ] Approve [ ] Reject [ ] Abstain

Daniel Alves Ferreira (Fia Dinâmica nominee)

[ ] Approve [ ] Reject [ ] Abstain

Roger Daniel Versieux (FIA Dinâmica nominee)

[ ] Approve [ ] Reject [ ] Abstain

7.   If cumulative voting is adopted, should the votes corresponding to your shares be distributed equally among the candidates you have selected? [If the shareholder selects “Yes” and also indicates “Approve” for specific candidates listed below, their votes will be distributed proportionally among such candidates. [If the shareholder selects “Abstain” and the election is conducted under cumulative voting, their vote shall be counted as an abstention for the respective resolution of the Meeting.]

[ ] Yes [ ] No [ ] Abstain

8.   List of all candidates for the purposes of indicating the distribution of cumulative voting

Afonso Henriques Moreira Santos (majority shareholder nominee)

[ ] Approve [ ] Reject [ ] Abstain / [ ] %

Márcio Pereira Zimmermann (majority shareholder nominee)

[ ] Approve [ ] Reject [ ] Abstain / [ ] %

Marcus Leonardo Silberman (majority shareholder nominee)

[ ] Approve [ ] Reject [ ] Abstain / [ ] %

Maria do Socorro Gama da Silva (majority shareholder nominee)

[ ] Approve [ ] Reject [ ] Abstain/ [ ] %

Valéria Pires Amoroso Lima (majority shareholder nominee)

[ ] Approve [ ] Reject [ ] Abstain / [ ] %

Daniel Alves Ferreira (Fia Dinâmica nominee)

[ ] Approve [ ] Reject [ ] Abstain / [ ] %

Roger Daniel Versieux (FIA Dinâmica nominee)

[ ] Approve [ ] Reject [ ] Abstain / [ ] %

REMOTE VOTING FORM ASM - CIA ENERGETICA DE MINAS GERAIS - CEMIG of 04/30/2026

[Assets eligible for this resolution: CMIG4]

Separate election of the Board of Directors – Preferred Shares – Maximum number of seats to be filled: 1

9.   Nomination of candidates to the Board of Directors by shareholders holding preferred shares without voting rights or with restricted voting rights (this field may only be completed by shareholders who have held, without interruption, the shares with which they are voting during the 3 (three) months immediately preceding the date of the Meeting).

Aloisio Macario Ferreira de Souza (Fia Dinâmica nominee)

[ ] Approve [ ] Reject [ ] Abstain

10.   If neither the holders of voting shares nor the holders of preferred shares without voting rights or with restricted voting rights meet, respectively, the quorum required under items I and II of paragraph 4 of Article 141 of Law 6,404/1976, do you wish your vote to be aggregated with the votes of the voting shares to elect to the Board of Directors the candidate receiving the highest number of votes among those included in this Remote Voting Form who are standing for separate election?

[ ] Yes [ ] No [ ] Abstain

[Assets eligible for this resolution: CMIG3] 11. Resolve on the determination of the independence of the nominated members of the Board of Directors [ ] Approve [ ] Reject [ ] Abstain

[Assets eligible for this resolution: CMIG3]

Election of the Fiscal Council by candidate – Maximum number of seats to be filled: 4

12. Nomination of candidates to the Fiscal Council (the shareholder may nominate as many candidates as the number of seats to be filled in the general election)

Lucas de Vasconcelos Gonzalez – Sitting member (majority shareholder nominee) / Mauro Teixeira Biondini – Alternate member (majority shareholder nominee)

[ ] Approve [ ] Reject [ ] Abstain

Carlos Roberto de Albuquerque Sá – Sitting member (majority shareholder nominee) / Carlos Alberto Arruda de Oliveira – Alternate member (majority shareholder nominee)

[ ] Approve [ ] Reject [ ] Abstain

Pedro Bruno Barros de Souza – Sitting member (majority shareholder nominee) / Silvia Caroline Listgarten Dias – Alternate member (majority shareholder nominee)

[ ] Approve [ ] Reject [ ] Abstain

To Be Defined – Sitting Member / Paulo Roberto Bellentani Brandão – Alternate Member (FIA Dinâmica nominee)

[ ] Approve [ ] Reject [ ] Abstain

REMOTE VOTING FORM ASM - CIA ENERGETICA DE MINAS GERAIS - CEMIG of 04/30/2026

[Assets eligible for this resolution: CMIG4]

Separate election of the Fiscal Council – Preferred Shares – Maximum number of seats to be filled: 1

13. Nomination of candidates to the Fiscal Council by shareholders holding preferred shares without voting rights or with restricted voting rights

João Vicente Silva Machado – Sitting Member (FIA Dinâmica nominee) / Ricardo José Martins Gimenez – Alternate Member (FIA Dinâmica nominee)

[ ] Approve [ ] Reject [ ] Abstain

[Assets eligible for this resolution: CMIG3] 14. Determination of the overall compensation of Management and members of the Fiscal Council and the Audit Committee. [ ] Approve [ ] Reject [ ] Abstain

City:

Date:

Signature:

Shareholder’s Name:

Telephone:

  Annual Shareholders' Meeting Call Notice and Management Proposal, dated March 31, 2026

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31300040127

CALL NOTICE

ANNUAL SHAREHOLDERS’ MEETING

The shareholders of Companhia Energética de Minas Gerais-Cemig (”Company” and “ASM”) are hereby invited to attend the Company’s Annual Shareholders’ Meeting (“ASM”) to be held exclusively online at 10 a.m. on April 30, 2026, through a platform that will be made available by the Company. The platform will allow shareholders to participate in the ASM and cast their votes, without prejudice to the submission of their remote voting forms, to resolve on the following matters:

(i)	review of the Management accounts and approval of the Management Report and the Financial Statements for the fiscal year ended December 31, 2025, accompanied by the respective supporting documents;
(ii)	approval of the allocation of the net income for fiscal year 2025 and the Company’s capital budget;
(iii)	election of members of the Board of Directors for a new term of office;
(iv)	determination of the independence of the nominated members of the Board of Directors;
(v)	election of members of the Fiscal Council for a new term of office; and
(vi)	determination of the overall compensation of Management and members of the Fiscal Council and the Audit Committee.

General Information:

Shareholders may exercise their voting rights through the remote voting system, pursuant to CVM Resolution 81/2022, by submitting the applicable remote voting form by April 26, 2026, through their respective custodian agent or bookkeeping bank, via B3’s central depository, or directly to the Company at: ri@cemig.com.br.

Shareholders may request the adoption of cumulative voting for the election of members of the Board of Directors up to 48 hours before the ASM (i.e., until 10:00 a.m. on April 28, 2026), pursuant to Article 141 of Law 6,404/1976, provided that they meet the minimum ownership threshold of 5% of the voting capital, as outlined in CVM Resolution 70/2022. Without prejudice to the applicable deadline, shareholders are encouraged to submit their request in advance to facilitate processing by the Company and the participation of other shareholders.

Shareholders wishing to be represented at the ASM must comply with paragraph 1 of Article 126 of Law 6,404/1976 and the sole paragraph of Article 13 of the Company’s Bylaws, by submitting the appropriate power of attorney with specific powers to ri@cemig.com.br by April 28, 2026.

1

Documents for Participation

Documentation required for the qualification of shareholders and representatives:

1.	Individual Shareholder:
•	Valid photo identification document.*

2.	Representative:
•	Valid photo identification document.*

2.A. Grantor - Individual:

•	Valid photo identification document; *
•	Valid document evidencing the granting of powers, including powers of representation, if applicable.**

2.B. Grantor - Legal Entity:

•	Updated and consolidated Articles of Incorporation or Bylaws;
•	Valid document evidencing the granting of powers, including powers of representation, if applicable; **
•	Fund regulations (for investment funds);
•	Minutes of the election of the legal representative(s) attending the meeting (for investment funds).

* Accepted identification documents: ID card (RG), foreign ID (RNE), driver’s license (CNH), passport, or officially recognized professional license;

** Powers of attorney must have been granted within less than 1 (one) year.

The Company emphasizes that shareholders and their representatives are responsible for the accuracy and integrity of the documents submitted and may be subject to liability for document fraud under the Brazilian Criminal Code.

The ASM will be held exclusively in digital format to facilitate shareholder participation, through the Ten Meetings digital platform (“Digital Platform”), accessible on the date and time of the ASM. Shareholders wishing to attend must register on the Digital Platform no later than 2 (two) days before the date of the ASM, i.e., by the end of April 28, 2026, at: https://assembleia.ten.com.br/369907335, where the “Platform Manual – Participant” with detailed instructions for use of the Digital Platform will be available.

Instructions and procedures for participation in the Shareholders’ Meeting will be made available on the websites of the Company (www.ri.cemig.com.br) and the Brazilian Securities and Exchange Commission (www.cvm.gov.br).

Belo Horizonte, March 31, 2026.

Márcio Luiz Simões Utsch

Chair of the Board of Directors

2

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31300040127

(“Company”)

MANAGEMENT PROPOSAL TO THE ANNUAL SHAREHOLDERS’ MEETING TO BE HELD ON APRIL 30, 2026, AT 10:00 A.M., EXCLUSIVELY ONLINE.

Dear Shareholders,

In accordance with CVM Resolution 81/2022, the Company’s Management hereby submits for your consideration the following proposals regarding the matters included in the agenda:

(i)	review of the Management accounts and approval of the Management Report and the Financial Statements for the fiscal year ended December 31, 2025, accompanied by the respective supporting documents;

The Management Report and the Financial Statements, together with the Independent Auditors’ Report and the Fiscal Council’s Opinion for fiscal year 2025, have been made available at the Company’s headquarters and on the websites of the Company (ri.cemig.com.br), the Brazilian Securities and Exchange Commission (CVM) (www.cvm.gov.br), and B3 S.A. – Brasil, Bolsa, Balcão ("B3") (www.b3.com.br).

(ii)	approval of the allocation of the net income for fiscal year 2025 and the Company’s capital budget;

Based on the Company’s financial statements, Management proposes to the Annual Shareholders’ Meeting, with a favorable opinion from the Fiscal Council, the following allocation of net income for 2025, in the amount of R$4,897,409 thousand, plus the realized balances of deemed cost of property, plant and equipment, the reserve for unrealized profits, and the actuarial adjustment of post-employment benefits:

•	R$240,911 thousand to be retained in Equity under the Legal Reserve account, as provided for in Law 6,404/1976;

•	R$3,513,358 thousand to be allocated to the payment of mandatory dividends to Cemig’s shareholders, as follows:

o	R$2,419,918 thousand declared as interest on equity (IoE) and attributed to mandatory dividends, as resolved by the Executive Board in 2025;

o	R$676,139 thousand declared as mandatory dividends, payable to shareholders of record in the Share Register Book on the date of the ASM;

3

o	R$417,301 thousand as mandatory dividends paid in December 2025.

•	R$1,156,445 thousand to be retained in Equity under the Retained Earnings Reserve, to support the Company’s consolidated investments planned for fiscal year 2026, in accordance with the capital budget;

•	R$79,194 thousand to be retained in Equity under the Tax Incentive Reserve, related to tax incentives linked to investments in the Sudene region.

The payment of mandatory dividends will be made in 2 (two) equal installments, the first by June 30, 2026, and the second by December 30, 2026, with the Executive Board, subject to these deadlines, determining the payment procedures and venues.

(iii)	election of members of the Board of Directors for a new term of office;

(iv)	determination of the independence of the nominated members of the Board of Directors;

(v)	election of members of the Fiscal Council for a new term of office; and

(vi)	determination of the overall compensation of Management and members of the Fiscal Council and the Audit Committee in the amount of R$45,130,000.00 (forty-five million, one hundred thirty thousand reais), for the period from May 2026 to April 2027.

The proposed overall compensation includes an inflation adjustment based on the INPC accumulated from January to December 2025 (3.90%), the budgetary impact of which is lower compared to the IPCA for the same period (4.26%).

In addition, the proposal includes the restructuring of statutory executive positions, the payment of a Long-Term Incentive (LTI) subject to the achievement of established targets, the provision of funds for potential severance payments, and the creation of a reserve for unforeseen contingencies.

As presented, this proposal has been prepared in compliance with the regulations applicable to publicly held companies and aims to safeguard the interests of the Company and its shareholders. Accordingly, the Board of Directors submits this proposal for consideration by the General Shareholders’ Meeting and recommends its approval.

Belo Horizonte, March 31, 2026.

Márcio Luiz Simões Utsch

Chair of the Board of Directors

4

3.	Notice to Shareholders – Declaration of Interest on Equity, dated March 19, 2026

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 17.155.730/0001-64

COMPANY REGISTRY (NIRE): 31300040127

B3 (CMIG3, CMIG4)

NYSE (CIG, CIGC)

NOTICE TO SHAREHOLDERS

Declaration of Interest on Equity

We hereby inform our shareholders that the Board of Directors approved today the declaration of Interest on Equity (IoE) of R$657,957,000.00 (six hundred and fifty-seven million, nine hundred and fifty-seven thousand reais). Detailed information about the payment is as follows:

IoE
Gross value per share	R$0.23000005834
Date “with rights” (1)	03/24/2026
Date “ex-rights”	03/25/2026
Payment date	2 (two) equal installments: • the first by 06/30/2027 and • the second by 12/30/2027

(1)	Common and preferred shareholders of record will be entitled to the payment.

Shareholders whose shares are not held in custody at CBLC and whose registration data is outdated are advised to go to a branch of Banco Itaú Unibanco S.A. (the institution managing CEMIG’s Registered Share System) bearing their personal documents for the due update of their registration data.

Belo Horizonte, March 19, 2026.

Andrea Marques de Almeida

Vice President of Finance and Investor Relations

  Notice to the Market – Completion of the acquisition of a 51% stake in Hidrelétrica Pipoca S.A., dated March 25, 2026

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 17.155.730/0001-64

COMPANY REGISTRY (NIRE): 31300040127

B3 (CMIG3, CMIG4)

NYSE (CIG, CIGC)

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

PUBLICLY HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 06.981.176/0001-58

COMPANY REGISTRY (NIRE): 31300020550

NOTICE TO THE MARKET

Completion of the acquisition of a 51% stake in Hidrelétrica Pipoca S.A.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG” or “Company”), a publicly held company with shares traded on the stock exchanges of São Paulo and New York, and CEMIG GERAÇÃO E TRANSMISSÃO S.A. (“CEMIG GT”), a publicly held company and the wholly owned subsidiary of CEMIG, hereby inform their shareholders and the market in general, further to the Notice to the Market dated January 21, 2026, that, on March 25, 2026, they completed the acquisition of a 51% equity interest in Hidrelétrica Pipoca S.A. (“PCH Pipoca”), previously held by Serena Geração S.A. (“Serena Geração”), a wholly owned subsidiary of Serena Energia S.A. (“Serena Energia”).

The transaction amount, adjusted by 100% of the CDI from May 15, 2025, through the date of the auction of the Public Tender Offer (“Tender Offer”) of Serena Energia, totaled R$38.87 million.

PCH Pipoca, located in the eastern region of the State of Minas Gerais, has an installed capacity of 20 MW and assured energy of 11.9 average MW.

The acquisition is in line with the Company’s Strategic Planning, which provides for investments in generation assets in the State of Minas Gerais.

CEMIG reaffirms its commitment to keeping its shareholders, the market in general, and other stakeholders duly and timely informed, in accordance with CVM regulations and applicable legislation.

Belo Horizonte, March 25, 2026.

Andrea Marques de Almeida

Vice President of Finance and Investor Relations

  Notice to the Market – Clarifications on Official Letter 121/2026/CVM/SEP/GEA-1, dated March 25, 2026

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 17.155.730/0001-64

COMPANY REGISTRY (NIRE): 31300040127

NOTICE TO THE MARKET

Clarifications on Official Letter 121/2026/CVM/SEP/GEA-1, dated March 25, 2026

CVM Questioning

Re: Clarifications about CVM/B3 questioning

Subject: News Article Published in the Media

Dear Director,

“1. We refer to the news report published on March 23, 2026, by CNN Brasil, in the News section, under the headline “CEO of Cemig defends corporation model for the Company,” which contains the following statements:

The CEO of Cemig (Companhia Energética de Minas Gerais), Reynaldo Passanezi, said in an interview with CNN Infra’s Alta Voltagem program that he views the corporation model as a way to unlock value and expand the Company’s growth capacity.

The proposal, defended by the Government of Minas Gerais and currently under review by ALMG (Legislative Assembly of Minas Gerais), provides for the transformation of the state-owned company into a widely held corporation, with no defined controlling shareholder.

In practice, the Company would migrate to B3’s Novo Mercado listing segment, and would thereafter have only common shares.

Under this structure, the State would cease to be the controlling shareholder, while retaining a significant interest, estimated at approximately 17% of the total capital, in addition to mechanisms such as a golden share, which would ensure veto power over strategic decisions.

2. In light of the above, we request that you clarify whether the news article is true and, if so, explain the reasons why you believe that it is not a material fact, and comment on other information deemed as important regarding the matter (...)”

CEMIG’s Clarification

Dear Sirs,

1.            With reference to Official Letter 121/2026/CVM/SEP/GEA-1, sent by you and received on March 25, 2026, Companhia Energética de Minas Gerais – CEMIG (“Cemig” or “Company”) hereby respectfully submits to this Business Monitoring Management 1 of the Brazilian Securities and Exchange Commission (“CVM”) its response as follows.

2.            Pursuant to said Official Letter, clarifications were requested regarding the news report published on March 23, 2026, by CNN Brasil, in the News section, under the headline “CEO of Cemig defends corporation model for the Company,” which contains the following statements:

The CEO of Cemig (Companhia Energética de Minas Gerais), Reynaldo Passanezi, said in an interview with CNN Infra’s Alta Voltagem program that he views the corporation model as a way to unlock value and expand the Company’s growth capacity.

The proposal, defended by the Government of Minas Gerais and currently under review by ALMG (Legislative Assembly of Minas Gerais), provides for the transformation of the state-owned company into a widely held corporation, with no defined controlling shareholder.

In practice, the Company would migrate to B3’s Novo Mercado listing segment, and would thereafter have only common shares.

Under this structure, the State would cease to be the controlling shareholder, while retaining a significant interest, estimated at approximately 17% of the total capital, in addition to mechanisms such as a golden share, which would ensure veto power over strategic decisions.

3.            Specifically, clarification was requested regarding the truthfulness of the news report and, if confirmed, an explanation of the reasons why it was deemed not to constitute a material fact, as well as any other information considered important on the matter.

4.            We hereby clarify that the news report released by the media was based on an interview given on March 23, 2026, to Alta Voltagem, a program aired on CNN Brasil, in which Cemig’s CEO was asked, among other matters, about the possible interest of the Government of the State of Minas Gerais in the privatization of the Company.

5.            On that occasion, Reynaldo Passanezi Filho stated that the proposals for the Company’s privatization had been duly submitted by the controlling shareholder to the Legislative Assembly of Minas Gerais (ALMG), and that any discussions and resolutions on the matter fall within political spheres external to the Company. To this effect, see the following excerpt from the interview:

CNN Reporter – Reynaldo, one important point: the Government of Minas Gerais has signaled an interest in privatizing Cemig, after having also spoken about federalizing the Company. It has already been attempted under both administrations of Governor Romeu Zema, and the government has even faced resistance, including a CPI proceeding in which you were required to provide clarifications. Why, then, privatize an asset that has been undergoing this divestment process, has been delivering results, and that you consider to be so efficient?

CEO of CEMIG – (...). The corporation model is a matter under discussion by the controlling shareholder. It is therefore a matter under discussion between the Executive and Legislative branches. The Executive has already submitted a proposal to the Legislative branch, and it is currently under review by the Legislative Assembly of Minas Gerais (ALMG). What is this model? And perhaps clarification is warranted here. It is not privatization in the sense of selling off public assets, but rather the transformation of the Company into a corporation. What is this? The State currently holds 51% of the voting capital, but only 17% of the total capital. Thus, the corporation proposal consists of the Company migrating to Novo Mercado and, therefore, having only common shares. In this case, if there were only common shares, the State would hold 17% of the capital. It would remain the reference shareholder, there would be no sale of any shares, the public assets would remain fully preserved, with a possibility of appreciation due to the greater ease of private-sector management. Therefore, this is a matter that the Legislative Assembly has to decide, and the Executive’s proposal is very clear (...).

(emphasis added)

6.            As can be seen, the Company’s CEO provided additional clarifications on the corporate structure and operation of a Corporation — a potential model proposed by the controlling shareholder to ALMG — since the proposal mentioned by the reporter was already widely known prior to the interview.

7.            It should be emphasized that CEMIG has acted diligently and in compliance with the applicable laws and regulations, timely disclosing to its investors and to the CVM any material information it receives and/or becomes aware of regarding the Company’s privatization proposals and any updates thereto, as exemplified by the Material Facts disclosed on November 14, 2024, August 01, 2025, and November 06, 2025.

8.            Accordingly, the news report merely reflects information that had already been duly disclosed to the market by CEMIG. The statements made by its CEO contained in the aforementioned news report do not constitute any supervening act or fact capable of causing disruption to the Brazilian capital market, especially given the cautious and contextualized manner in which they were presented.

9.            In view of the foregoing, Cemig understands that there was no irregularity in the absence of disclosure of a material fact as a result of the publication of the questioned news report, since its content does not trigger any of the events set forth in CVM Resolution 44/21 that would make such disclosure mandatory.

10.         Finally, the Company, reiterating its commitment to corporate governance best practices, reaffirms its commitment to transparency and disclosure to its investors.

11.         Cemig remains at your disposal for any further clarifications deemed pertinent.

Sincerely,

Belo Horizonte, March 26, 2026.

Andrea Marques de Almeida

Vice-Presidency of Finance and Investor Relations

  Notice to the Market – Clarifications regarding CVM/B3 inquires related to the ASM, dated April 7, 2026

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 17.155.730/0001-64

COMPANY REGISTRY (NIRE): 31300040127

NOTICE TO THE MARKET

Clarifications regarding CVM/B3 inquires related to the ASM

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG” or “Company”), a publicly held company with shares traded on the stock exchanges of São Paulo and New York, hereby informs its shareholders and the market in general that, on this date, it has refiled the Remote Voting Form (“BVD”) related to the Company’s Annual Shareholders’ Meeting to be held on April 30, 2026 (“Meeting”) at 10:00 a.m., following the guidance provided for in Official Letter 134/2026/CVM/SEP/GEA-1, sent on April 06, 2026 by the Brazilian Securities and Exchange Commission – CVM (“Official Letter”), reproduced below:

“Subject: Biennial Risk-Based Supervision Plan 2025-2026 – Review of the Remote Voting Form.

Dear Sir,

1. We refer to the Remote Voting Form ("BVD") of CIA ENERGETICA DE MINAS GERAIS - CEMIG, related to the Annual Shareholders’ Meeting to be held on April 30, 2026, filed by the Company in the IPE Module of the Empresas.NET System on March 31, 2026.

2. In this regard, based on the provisions of Section III and Exhibit M to CVM Resolution 81/22, the following inconsistencies were identified, and we therefore request the resubmission of the Remote Voting Form with the appropriate amendments:

2.1. Regarding the deadline for submission of the remote voting form, a period of 4 days was indicated, in accordance with the main section of Article 27 of CVM Resolution 81/2022; however, it was not stated that such period ends on April 26, 2026 (including such date). Please include this information.

2.2. Regarding the identification of the institution hired by the Company to provide bookkeeping services for securities, the name of a contact person was not provided, as required by item 6 of Exhibit M to CVM Resolution 81/22. Please include this information.

2.3. The resolution allowing minority shareholders holding voting shares to aggregate their votes with those of preferred shares without voting rights or with restricted voting rights, as required by item 17 of Exhibit M to CVM Resolution 81/22, was not included (only the question addressed to preferred shareholders was included in the BVD). Please include this information.

3. Furthermore, the Company should assess whether the inclusion of such information in the BVD also entails any adjustments to the call notice or the management proposal.”

Clarifications from CEMIG

Dear Sirs,

In response to the Official Letter, CEMIG hereby respectfully informs the Corporate Issuer Supervision Office 1 of the Brazilian Securities and Exchange Commission (“CVM”) that the Company has fully implemented the requested adjustments, as follows:

(i) inclusion of the deadline for submission of the BVD (04/26/2026);
(ii) inclusion of contact details for the institution responsible for maintaining the Company’s share registry; and

(iii) inclusion of the resolution applicable to minority shareholders holding common shares, in accordance with the applicable regulation.

The Company clarifies that the changes made do not result in any modification to the matters originally submitted to the Meeting.

Votes already cast through the BVD remain valid. Should any shareholder wish to change their vote or express their position regarding the newly included resolution, a new form may be submitted, replacing the previous one, by April 26, 2026, pursuant to CVM Resolution 81/2022.

The Company recommends that any new submission be made through the same service provider previously used to avoid inconsistencies in voting instructions.

Belo Horizonte, April 07, 2026.

Andrea Marques de Almeida

Vice-Presidency of Finance and Investor Relations

  Notice to the Market – Liquidation of the 15th Issue Debentures of Cemig D, dated April 10, 2026

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 17.155.730/0001-64

COMPANY REGISTRY (NIRE): 31300040127

CEMIG DISTRIBUIÇÃO S.A.

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 06.981.180/0001-16
COMPANY REGISTRY (NIRE): 31300020568

NOTICE TO THE MARKET
Liquidation of the 15th Issue Debentures of Cemig D

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“Cemig”), a publicly-held company with shares traded on the stock exchanges of São Paulo and New York, hereby informs its shareholders and the market in general that, on April 10, 2026, CEMIG DISTRIBUIÇÃO S.A. (“Cemig D”), a publicly-held company and wholly-owned subsidiary of Cemig, concluded the financial liquidation of the 15th (fifteenth) issue of simple, unsecured debentures, not convertible into shares, with additional personal guarantee, in a single series (“Issue”), for public distribution under the automatic registration procedure with the Brazilian Securities and Exchange Commission (“CVM”), which are guaranteed by Cemig (“Debentures”).

A total of 1,150,000 (one million, one hundred and fifty thousand) Debentures were issued, totaling R$1,150,000,000.00 (one billion, one hundred and fifty million reais), subscribed as follows:

Quantity	Value	Rate	Term	Amortization
1,150,000	R$1,150,000,000.00	IPCA + 6.9416% p.a.	15 years	semiannually, beginning in March/2029

The proceeds obtained by Cemig D from the Issue will be allocated exclusively to the reimbursement of expenses, expenditures and/or debts related to the implementation of a project classified as priority, pursuant to Law 12,431, of June 24, 2011, as amended.

This notice is for information purposes only, under the terms of the legislation in force, and should not be interpreted as a selling material, or an offer, invitation, or request for the acquisition of the Debentures.

Belo Horizonte, April 10, 2026.

Andrea Marques de Almeida

Vice President of Finance and Investor Relations

  Notice to the Market – Cemig Files 2025 Form 20-F, dated April 17, 2026

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 17.155.730/0001-64

COMPANY REGISTRY (NIRE): 31300040127

NOTICE TO THE MARKET

Cemig Files 2025 Form 20-F

Belo Horizonte, Brazil, April 17, 2026. – COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“Cemig”) (NYSE: CIG, CIG.C; B3: CMIG3, CMIG4), a publicly held company with shares traded on the exchanges of São Paulo and New York, hereby informs the Brazilian Securities and Exchange Commission (CVM), B3 S.A. Brasil, Bolsa, Balcão (“B3”) and the markets in general that it has registered on April 17, 2026, its Form 20-F for the 2025 fiscal year (“Form 20-F 2025”) with the U.S. Securities and Exchange Commission (“SEC”).

The 2025 Form 20-F 2025 was filed and is available as of April 17, 2026, at the SEC’s website (www.sec.gov) and Cemig’s investor relations website (http://ri.cemig.com.br).

Shareholders who wish to receive, free of charge, a hard copy of the report, including the financial statements for the fiscal year ended December 31,2025, must request it by email at ri@cemig.com.br

Belo Horizonte, April 17, 2026.

Andrea Marques de Almeida

Vice-Presidency of Finance and Investor Relations